

July 20, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

      Re: **USChina Taiwan Inc.**
             Amendment No. 6 to Registration Statement on Form S-1
             Filed July 13, 2010
             File No. 333-165526

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comment two in our letter dated July 9, 2010. As we previously noted, it appears that this spin-off of USChina Taiwan should have been registered on a separate registration statement under the Securities Act of 1933, as amended, at the time of its occurrence in March 2010. Section 12(a)(1) of the Securities Act of 1933, as amended, provides purchasers in a public offering with certain rescission rights against any person who offers or sells the security to them in violation of Section 5 of the Securities Act of 1933, as amended. Please revise your disclosure in the prospectus to include a discussion of your obligation to register this spin-off and the fact that you did not do so. Please also revise your prospectus to discuss potential rescission rights that your shareholders may have as a result of your not registering the spin-off. Please include risk factor disclosure regarding the potential rescission rights.

Our Strategy, page 27

b. Consulting for going public in USA or Canada:, page 27

2.   We note your responses to comment two in our letter dated July 9, 2010 and are reissuing that comment. We note your statement that you plan to get 30% of the revenue from the performance of the sub-contracts with USChina Channel or Andrew Chien. We note that USChina Channel had no revenues for its 2008 and 2009 fiscal years and appears to have had no revenue to date. Please revise your disclosure to state that USChina Channel has had no revenues to date or remove your disclosure regarding your expectations of revenues from sub-contracts with USChina Channel.

Management's Discussion and Analysis or Plan of Operation, page 30

3.   We note your response to prior comment 11, indicating that you are not required to compute imputed interest on the interest-free note. Please reconcile your response to your footnote disclosure indicating that imputed interest would be accrued and posted quarterly, as these statements are inconsistent. Further, as previously requested, please provide to us an analysis detailing how you plan to account for this loan, including the frequency of your accounting for this transaction and the initial and subsequent accounting entries to record such transaction.

Financial Statements

General

4.   We note your response to prior comment 13. Please reconcile your updated disclosure with your disclosure at page 26 indicating the company distributed 122,500 shares of USChina Taiwan Inc, with aggregating book value of $123, as dividends of USChina Channel Shareholders. It is unclear whether the company distributed the 122,500 shares directly to the selling shareholders or if USChina Channel purchased the 122,500 shares and distributed them to selling shareholders. Therefore, please amend your disclosures to clarify the transaction(s).

5.   Please tell us and disclose in your filing how management determined the fair market value of the stock issued to your president, Ching-Sang Hong, for payment of the estimated expenses by the company to Andrew Chien for services provided.

Item 16. Exhibits, page 52

Exhibit 23.01

6.   As you have made changes to your financial statements that are other then typographical, please amend your filing to include a currently dated and signed

consent from your accountants, Keene Ruan, CPA, P.C., for the inclusion of their audit report and reference to their authority as experts.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel